Issuer Free Writing Prospectus, dated October 27, 2010

Filed pursuant to Rule 433 under the Securities Act

Registration Statement No. 333-161243

BERRY PETROLEUM COMPANY

6 ¾% Senior Notes due 2020

Term Sheet

October 27, 2010

The following information supplements the preliminary prospectus supplement dated October 27, 2010 to the prospectus dated August 11, 2009.

Issuer:	Berry Petroleum Company
Security Description:	Senior Notes
Distribution:	SEC Registered
Face:	$300,000,000
Gross Proceeds:	$300,000,000
Net Proceeds to Issuer (before expenses):	$294,000,000
Coupon:	6 ¾%
Maturity:	November 1, 2020
Offering Price:	100.000%
Yield to Maturity:	6.750%
Spread to Treasury:	+405 bps
Benchmark:	2.625% due August 15, 2020
Interest Pay Dates:	May 1 and November 1
Beginning:	May 1, 2011
Optional Redemption Call Schedule:
	Year	Percentage
	November 1, 2015	103.375%
	November 1, 2016	102.250%
	November 1, 2017	101.125%
	November 1, 2018 and thereafter	100.000%

Make-Whole Amount:	Make-whole call prior to November 1, 2015, as described in the preliminary prospectus supplement, plus accrued and unpaid interest.

Equity Claw:	Up to 35% prior to November 1, 2013 at 106.750% of the principal amount of the Notes, plus accrued and unpaid interest.
Change of Control:	Put @ 101% of principal plus accrued and unpaid interest
Trade Date:	October 27, 2010
Settlement Date: (T+3)	November 1, 2010
CUSIP:	085789AE5
ISIN:	US085789AE51
Bookrunners:	Wells Fargo Securities, LLC BNP Paribas Securities Corp.

J.P. Morgan Securities LLC RBS Securities Inc. SG Americas Securities, LLC
Co-Managers:

BMO Capital Markets Corp.

Credit Suisse Securities (USA) LLC

Mitsubishi UFJ Securities (USA), Inc.

RBC Capital Markets Corporation

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

U.S. Bancorp Investments, Inc.

BBVA Securities Inc.

KeyBanc Capital Markets Inc.

Lloyds TSB Bank plc

Morgan Keegan & Company, Inc.

Natixis Bleichroeder LLC

Scotia Capital (USA) Inc.

Additional Information:

The Ratio of Earnings to Fixed Charges disclosure on page S-39 of the preliminary prospectus supplement is supplemented as follows:  Giving effect to this offering and the application of net proceeds from this offering, our pro forma ratio of earnings to combined fixed charges is as follows:

Pro Forma
	Year Ended December 31, 2009	Nine Months Ended September 30, 2010
Pro forma ratio of earnings to fixed charges	1.4x	2.6x

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897, BNP Paribas Securities Corp. toll-free at 1-800-854-5674, J.P. Morgan Securities LLC at 1-212-270-1200, RBS Securities Inc. toll-free from inside the United States at 1-866-884-2071, or SG Americas Securities, LLC at 1-212-278-7128.